hobbyDB

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash Expenses Account	4,376.77
PayPal Payments	672.44
PayPal Trading	0.00
Silicon Valley Bank	40,212.34
Total Bank Accounts	**$45,261.55**
Accounts Receivable	
Accounts Receivable	41,702.39
Total Accounts Receivable	**$41,702.39**
Other Current Assets	
Employee Cash Advances	0.00
Inventory Asset	0.00
Repayment	
Advance Repayment	0.00
Repayment for advance	0.00
Total Repayment	**0.00**
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$86,963.94**
Fixed Assets	
Accumulated Depreciation	-10,444.00
Computers	10,444.00
Total Fixed Assets	**$0.00**
Other Assets	
Accum Amort-Intagibles	-88,834.00
Intangible Assets	243,899.99
Total Other Assets	**$155,065.99**
TOTAL ASSETS	**$242,029.93**

hobbyDB

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	74,854.66
Team Payable	79,782.48
Total Accounts Payable	**$154,637.14**
Credit Cards	
Capital One Credit Card	20,568.45
Total Credit Cards	**$20,568.45**
Other Current Liabilities	
Client Advances	28,045.36
Collection Escrow Account	0.00
Direct Deposit Payable	0.00
Payroll Liabilities	0.00
CO Income Tax	331.00
CO Unemployment Tax	-1,306.41
Federal Taxes (941/944)	1,982.90
Federal Unemployment (940)	327.23
Medical Insurance (Pretax)	0.00
Total Payroll Liabilities	**1,334.72**
Total Other Current Liabilities	**$29,380.08**
Total Current Liabilities	**$204,585.67**
Long-Term Liabilities	
PayPal Loan (Marketplace)	35,516.11
PayPal Loan Fee (Marketplace)	-3,564.88
Total PayPal Loan (Marketplace)	**31,951.23**
Quickbooks Loan	29,844.20
Total Long-Term Liabilities	**$61,795.43**
Total Liabilities	**$266,381.10**
Equity	
Additional Paid in Capital	89,999.70
Common Stock	5,347.80
Opening Balance Equity	1,625.10
Preferred Stock	5,039,176.05
Prior Period Adjustments	0.00
Retained Earnings	-4,905,770.49
Net Income	-254,729.33
Total Equity	**$ -24,351.17**
TOTAL LIABILITIES AND EQUITY	**$242,029.93**

hobbyDB

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash Expenses Account	7,140.38
PayPal Payments	7,187.82
PayPal Trading	0.00
Silicon Valley Bank	98,077.94
Total Bank Accounts	**$112,406.14**
Accounts Receivable	
Accounts Receivable	57,791.25
Total Accounts Receivable	**$57,791.25**
Other Current Assets	
Employee Cash Advances	0.00
Inventory Asset	0.00
Repayment	
Advance Repayment	0.00
Repayment for advance	0.00
Total Repayment	**0.00**
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$170,197.39**
Fixed Assets	
Accumulated Depreciation	-10,444.00
Computers	10,444.00
Total Fixed Assets	**$0.00**
Other Assets	
Accum Amort-Intagibles	-72,693.00
Intangible Assets	243,899.99
Total Other Assets	**$171,206.99**
TOTAL ASSETS	**$341,404.38**

hobbyDB

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	62,481.72
Team Payable	57,666.13
Total Accounts Payable	**$120,147.85**
Credit Cards	
Capital One Credit Card	14,366.66
Total Credit Cards	**$14,366.66**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	0.00
CO Income Tax	656.00
CO Unemployment Tax	-1,306.41
Federal Taxes (941/944)	5,123.90
Federal Unemployment (940)	201.23
Medical Insurance (Pretax)	0.00
Total Payroll Liabilities	**4,674.72**
Total Other Current Liabilities	**$4,674.72**
Total Current Liabilities	**$139,189.23**
Long-Term Liabilities	
PayPal Loan (Marketplace)	58,511.49
PayPal Loan Fee (Marketplace)	-5,560.26
Total PayPal Loan (Marketplace)	**52,951.23**
PayPal Loan (Transaction Fees) (deleted)	5,931.95
PayPal Loan Fee (Transaction Fees) (deleted)	-963.81
Total PayPal Loan (Transaction Fees) (deleted)	**4,968.14**
Total Long-Term Liabilities	**$57,919.37**
Total Liabilities	**$197,108.60**
Equity	
Additional Paid in Capital	87,652.20
Common Stock	5,347.80
Opening Balance Equity	1,625.10
Preferred Stock	4,949,377.05
Prior Period Adjustments	6,064.12
Retained Earnings	-4,742,777.22
Net Income	-162,993.27
Total Equity	**$144,295.78**
TOTAL LIABILITIES AND EQUITY	**$341,404.38**

hobbyDB

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-254,729.33
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	16,088.86
Accum Amort-Intagibles	16,141.00
Accounts Payable	12,372.94
Team Payable	22,116.35
Capital One Credit Card	6,201.79
Client Advances	28,045.36
Collection Escrow Account	0.00
Direct Deposit Payable	0.00
Payroll Liabilities:CO Income Tax	-325.00
Payroll Liabilities:CO Unemployment Tax	0.00
Payroll Liabilities:Federal Taxes (941/944)	-3,141.00
Payroll Liabilities:Federal Unemployment (940)	126.00
Payroll Liabilities:Medical Insurance (Pretax)	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**97,626.30**
Net cash provided by operating activities	**$ -157,103.03**
FINANCING ACTIVITIES	
PayPal Loan (Marketplace)	-22,995.38
PayPal Loan (Marketplace):PayPal Loan Fee (Marketplace)	1,995.38
PayPal Loan (Transaction Fees) (deleted)	-5,931.95
PayPal Loan (Transaction Fees) (deleted):PayPal Loan Fee (Transaction Fees) (deleted)	963.81
Quickbooks Loan	29,844.20
Additional Paid in Capital	2,347.50
Preferred Stock	89,799.00
Prior Period Adjustments	-6,064.12
Net cash provided by financing activities	**$89,958.44**
NET CASH INCREASE FOR PERIOD	**$ -67,144.59**
Cash at beginning of period	112,406.14
CASH AT END OF PERIOD	**$45,261.55**

hobbyDB

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-162,993.27
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-28,257.81
Inventory Asset	170.00
Loans to KMJ Diecast (deleted)	22,801.28
Accum Amort-Intagibles	16,141.00
Accounts Payable	54,609.69
Balance owed to Sellers (deleted)	-52,701.73
Team Payable	36,883.13
Capital One Credit Card	10,131.06
Direct Deposit Payable	0.00
Payroll Liabilities:CO Income Tax	-534.00
Payroll Liabilities:CO Unemployment Tax	-76.50
Payroll Liabilities:Federal Taxes (941/944)	-984.54
Payroll Liabilities:Federal Unemployment (940)	201.23
Payroll Liabilities:Medical Insurance (Pretax)	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**58,382.81**
Net cash provided by operating activities	**$ -104,610.46**
FINANCING ACTIVITIES	
PayPal Loan (Marketplace)	-15,067.52
PayPal Loan (Marketplace):PayPal Loan Fee (Marketplace)	4,838.31
PayPal Loan (Transaction Fees) (deleted)	-29,392.10
PayPal Loan (Transaction Fees) (deleted):PayPal Loan Fee (Transaction Fees) (deleted)	4,775.54
Payroll Protection Program Loan (deleted)	-9,472.41
Preferred Stock	148,277.37
Net cash provided by financing activities	**$103,959.19**
NET CASH INCREASE FOR PERIOD	**$ -651.27**
Cash at beginning of period	113,057.41
CASH AT END OF PERIOD	**$112,406.14**

hobbyDB

Profit and Loss

January - December 2022

	TOTAL
Income	
Core Business	
Affiliate Fees & Listing Fees	94,641.68
Data Subscriptions	267,574.77
Digital Collectibles	1,695.42
hobbyDB Products	4,134.00
Outsourced Advertising	101,102.32
Total Core Business	**469,148.19**
Total Income	**$469,148.19**
Cost of Goods Sold	
Cost of Goods & Services Sold	24,210.77
Hosting Fees	31,165.16
Partner Payments	2,271.50
Refunds to Buyers / Sellers	349.68
Total Cost of Goods Sold	**$57,997.11**
GROSS PROFIT	**$411,151.08**
Expenses	
Bank Charges	1,498.53
Data	85,845.22
Interest Expense	899.25
Legal & Professional Fees	5,135.50
Accounting & Finance Fees	6,037.00
Fundraising	4,938.94
Total Legal & Professional Fees	**16,111.44**
Marketing	149.20
Advertising/Promotional	250.00
Email Marketing	13,355.63
Events	873.54
PPC	225.00
Social Media	23.20
Subcontractors Marketing	3,886.25
User Testing	95.33
Total Marketing	**18,858.15**
Meals and Entertainment	1,053.37
Office Expenses	276.03
Other General and Admin Expenses	498.31
Payroll Expenses	
Medical Insurance	19,982.96
Taxes	16,035.03
Wages	225,444.41

hobbyDB

Profit and Loss

January - December 2022

	TOTAL
Workers Comp Insurance	195.96
Total Payroll Expenses	**261,658.36**
Shipping and delivery expense	88.35
Soft- and Hardware	5,000.88
Stationery & Printing	108.62
Subcontractors Development	258,144.61
Taxes & Licenses	499.00
Training	36.93
Travel	1,436.75
Travel Meals	71.95
Utilities	
Telephone	769.33
Total Utilities	**769.33**
Total Expenses	**$652,855.08**
NET OPERATING INCOME	**$ -241,704.00**
Other Income	
Other Income	3,115.67
Total Other Income	**$3,115.67**
Other Expenses	
Amortization Expense	16,141.00
Other Miscellaneous Expense	0.00
Total Other Expenses	**$16,141.00**
NET OTHER INCOME	**$ -13,025.33**
NET INCOME	**$ -254,729.33**

hobbyDB

Profit and Loss

January - December 2021

	TOTAL
Income	
Core Business	
Affiliate Fees & Listing Fees	87,872.84
Credit Account Receivable	20,218.57
Data Subscriptions	170,219.19
hobbyDB Products	4,117.42
Inhouse Advertising	47,568.56
Outsourced Advertising	113,783.36
Total Core Business	**443,779.94**
Legacy Income	
Service Income	360.44
Total Legacy Income	**360.44**
Total Income	**$444,140.38**
Cost of Goods Sold	
Cost of Goods & Services Sold	24,343.25
Hosting Fees	32,628.75
Partner Payments	4,692.50
Refunds to Buyers / Sellers	5,766.59
Transaction related Finance Fees	3,771.33
Total Cost of Goods Sold	**$71,202.42**
GROSS PROFIT	**$372,937.96**
Expenses	
Bank Charges	3,268.32
Data	53,998.82
Interest Expense	572.91
Legal & Professional Fees	2,648.50
Accounting & Finance Fees	8,959.53
Total Legal & Professional Fees	**11,608.03**
Marketing	477.50
Advertising/Promotional	450.00
Email Marketing	9,355.29
Events	96.58
PPC	619.52
Social Media	300.00
Subcontractors Marketing	7,562.47
User Testing	18.70
Total Marketing	**18,880.06**
Meals and Entertainment	293.09
Office Expenses	21.66
Other General and Admin Expenses	236.16

hobbyDB

Profit and Loss

January - December 2021

	TOTAL
Payroll Expenses	
Medical Insurance	18,595.92
Taxes	17,609.84
Wages	258,890.34
Workers Comp Insurance	339.72
Total Payroll Expenses	**295,435.82**
Recruitment Expenses	44.70
Shipping and delivery expense	451.82
Soft- and Hardware	6,926.16
Subcontractors Development	170,292.77
Taxes & Licenses	499.00
Training	90.44
Travel	952.20
Travel Meals	134.57
Utilities	
Telephone	385.78
Total Utilities	**385.78**
Total Expenses	**$564,092.31**
NET OPERATING INCOME	**$ -191,154.35**
Other Income	
Research Tax Credit	44,302.08
Total Other Income	**$44,302.08**
Other Expenses	
Amortization Expense	16,141.00
Total Other Expenses	**$16,141.00**
NET OTHER INCOME	**$28,161.08**
NET INCOME	**$ -162,993.27**

hobbyDB
Changes to Shareholders' Equity

	Total As of Dec 31, 2021	As of Dec 31, 2020	Difference	Comment
Equity				
Additional Paid in Capital	87,652.20	87,652.20		
Common Stock	5,347.80	5,347.80		
Opening Balance Equity	1,625.10	1,625.10		
Preferred Stock	4,949,377.05	4,801,099.68	148,277.37	Wefunder Round 2
Total Equity	$ 5,044,002.15	$ 4,895,724.78	$ 148,277.37	

hobbyDB
Changes to Shareholders' Equity

	Total As of Dec 31, 2021	As of Dec 31, 2020	Difference	Comment
Equity				
Additional Paid in Capital	87,652.20	87,652.20		
Common Stock	5,347.80	5,347.80		
Opening Balance Equity	1,625.10	1,625.10		
Preferred Stock	4,949,377.05	4,801,099.68	148,277.37	Wefunder Round 2
Total Equity	$ 5,044,002.15	$ 4,895,724.78	$ 148,277.37	

hobbyDB
Changes to Shareholders' Equity

	Total As of Dec 31, 2022	As of Dec 31, 2021	Difference	Comment
Equity				
Additional Paid in Capital	89,999.70	87,652.20	2,347.50	Wefunder Round 3
Common Stock	5,347.80	5,347.80		
Opening Balance Equity	1,625.10	1,625.10		
Preferred Stock	5,039,176.05	4,949,377.05	89,799.00	Wefunder Round 3
Total Equity	$ 5,136,148.65	$ 5,044,002.15		

Friday, Apr 14, 2023 03:25:59 PM GMT-7 - Accrual Basis

HOBBYDB CORP.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) DECEMBER 31, 2022

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

HobbyDB Corp. ("the Company") is a corporation organized under the laws of Delaware. The Company is a digital platform that allow users to buy and sell collectibles.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties. The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents. Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Accounts Receivable. The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2022, the Company has accrued a reserve of $0 for doubtful accounts.

Intangible Assets. Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of intellectual property. Intangible assets include various websites and a number of social media accounts purchased from third parties. These assets are amortized on a straight-line basis over management's estimate of each asset's useful life. The Company owns the rights for certain intellectual property contributed by Christian Braun and Christopher Caruk that has been recognized on the balance sheet. The intellectual property laid the foundation of the Company's technology, which the Company has built on since 2013. Christian Braun is a member of the Company's management team and Christopher Caruk is a shareholder of the Company.

Inventory. The Company values inventory at the lower of historic cost or market value.

Deferred Salaries. The Company negotiated temporary reduced salaries with its employees. The Company has promised to repay the employees with a 6% interest when the Company has sufficient cash flows.

Research & Development. The Company records research & development expenses in the year incurred.

Advertising. The Company records advertising expenses in the year incurred.

Equity Based Compensation. The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0. The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2022 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2022. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share. Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements.   From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption. In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted.

NOTE D- DEBT

In 2019 and in 2021, the Company issued promissory note in exchange for $157,600 from PayPal and QuickBooks, respectively ("the Notes"). The Notes are collateralized by the Company's general and payment intangibles, all cash and cash equivalents or other assets the Company possesses or may come to possess, and all of the proceeds and products, whether tangible or intangible of any of the foregoing.

NOTE E- EQUITY

The Company's articles of incorporation authorize the Company to issue 23,000,000 $.001 par value common shares and 15,000,000 $.001 par value preferred shares.

The Company currently has two classes of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: Preferred shareholders have included dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences, and voting rights. Preferred Stock are convertible into Common Stock at the holder's election.

NOTE F- EQUITY BASED COMPENSATION

In 2014, the Board of Directors adopted the 2014 Equity Incentive Plan (the "Plan"). The Plan provides for the grant of various equity awards to employees, officers and consultants. Up to 555,556 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board

In 2014, the Company issued 56,117 common share warrants. These warrants have an exercise price of $.10. No warrants have been exercised.

The Company measures the value of these options and warrants at their intrinsic value. The value of the stock did not exceed the exercise price upon these grants.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option- pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and does not exceed the amount of insurance provided on such deposits. The company faces concentration risks associated with customers. This stems from Funko, Inc. being a major customer.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 25, 2023, the date that the financial statements were available to be issued.